                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No.      )
                                            -----

                                 TeamStaff, Inc.
                                ----------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   87815U 20 4
                                 --------------
                                 (CUSIP Number)

                        December 18, 2000 and May 4, 2001
             -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [ ]  Rule 13d-1(b)

                           [X]  Rule 13d-1(c)

                           [ ]  Rule 13d-1(d)

* THIS SCHEDULE 13G IS FILED TO AMEND AND REPLACE, PURSUANT TO THE RULE 13d-1 AND SECURITIES EXCHANGE ACT RELEASE NO. 34-39538, THE REPORTING PERSON'S SCHEDULE 13D FILED FEBRUARY 8, 1999.

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
CUSIP No.   87815U 20 4                                                             Page 2 of 5
            -----------

-------------- ------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

                        Kirk A. Scoggins

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------- ------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) [ ]
                                                                                                (b) [X]

-------------- ------------------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------- ------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------- ----- -----------------------------------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                                                                          631,960
       BENEFICIALLY         ----- -----------------------------------------------------------------------
         OWNED BY            6    SHARED VOTING POWER
           EACH
        REPORTING           ----- -----------------------------------------------------------------------
          PERSON             7    SOLE DISPOSITIVE POWER
           WITH
                                                                                          631,960
                            ----- -----------------------------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

-------------- ------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          631,960
-------------- ------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                             [ ]
-------------- ------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          7.9%
-------------- ------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                                                   IN
-------------- ------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No.   87815U 20 4                                             Page 3 of 5

Item 1.      (a)  Name of Issuer:

                           TeamStaff, Inc. (the "Issuer")

Item 1.      (b)  Address of Issuer's Principal Executive Offices:

                           300 Atrium Drive
                           Somerset, New Jersey 08873

Item 2.      (a)  Name of Person Filing:

                           Kirk A. Scoggins (the "Reporting Person")

Item 2.      (b)  Address of Principal Business Office or if None, Residence:

                           470 Palm Island Northeast
                           Clearwater, Florida 33767

Item 2.      (c)  Citizenship:

                           U.S.A.

Item 2.      (d)  Title of Class of Securities:

                           Common Stock, $.001 par value

Item 2.      (e)  Cusip Number:

                           87815U 20 4

Item 3. Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person filing is a:

           (a) [ ]        Broker or dealer registered under Section 15 of the Exchange Act.
           (b) [ ]        Bank as defined in Section 3(a)(6) of the Exchange Act.
           (c) [ ]        Insurance company as defined in Section 3(a)(19) of the Exchange Act.
           (d) [ ]        Investment company registered under Section 8 of the Investment Company Act.
           (e) [ ]        An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
           (f) [ ]        An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
           (g) [ ]        A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
           (h) [ ]        a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
           (i) [ ]        A church plan that is excluded from the definition of an investment  company under Section
                          3(c)(14) of the Investment Company Act;
           (j) [ ]        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

CUSIP No.   87815U 20 4                                             Page 4 of 5

Item 4.      Ownership

             (a) Amount Beneficially Owned (describe): All of the 631,960 shares reported pursuant to this Schedule 13G are owned directly by the Reporting Person.

             (b) Percent of Class: 7.9%, based on the 7,993,366 outstanding shares reported on the most recently filed Form 10-Q, filed May 17, 2001, for the quarter ending March 31, 2001.

             (c)      Number of shares as to which such person has:

                      (i)      Sole power to vote or to direct the vote:  631,960
                      (ii)     Shared power to vote or to direct the vote:  -0-
                      (iii)    Sole power to dispose or to direct the disposition of:  631,960
                      (iv)     Shared power to dispose or to direct the disposition of:  -0-

Item 5.      Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

         This report is being filed as an amendment to a previously filed statement on Schedule 13D, filed February 8, 1999 (the "Original 13D") on behalf of the Reporting Person, Dorothy C. Cason, and Warren M. Cason (the "Group"). See the Original 13D, as previously filed. The Original 13D was filed by the Group, as parties to a voting agreement, dated December 18, 1998 (the "Voting Agreement"), a form of which is attached to the Original 13D. The Voting Agreement expired December 18, 2000. As a result, the Group's reporting obligation has ceased and the Group is no longer deemed a 5% holder. The Reporting Person still holds greater than 5% and is eligible to report on
Schedule 13G.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
             Company:

                  N/A

Item 8.      Identification and Classification of Members of the Group:

                  N/A

Item 9.      Notice of Dissolution of Group:

                  The Group, as discussed in Item 5 has dissolved. As a result, all further filings with respect to transactions in the Issuer's securities, if required, will be made by the members of the Group in their individual capacity.

CUSIP No.   87815U 20 4                                             Page 5 of 5

Item. 10.    Certification (see Rule 13d-1(b) and (c)):

                  By signing below, I certify that to the best of my knowledge and beliefs the securities referred to above were not acquired and are not held for the purpose of or with the effective of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Dated:  6/8/2001
                                                          ---------------------


                                                  /s/ Kirk A. Scoggins
                                                  -----------------------------
                                                  Signature


                                                  Kirk A. Scoggins
                                                  -----------------------------
                                                  Name/Title